UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number _____ 000-26139_______________

Titan Energy Worldwide, Inc.

(Exact name of registrant as specified in its charter)

6321 Bury Dr. Suite 8, Eden Prairie, MN 55346, (952) 960-2371

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1)	Effective as of 10:20 a.m., Pacific Standard Time on December 31, 2014, Titan Energy Worldwide, Inc. (the “Registrant”) merged with and into PTES Acquisition II Corp. (“PTES II”), with PTES II surviving the merger. As a result of the merger, all of the Registrant’s shares of common stock outstanding immediately prior to the merger were converted into the right to receive $0.0007 per share of outstanding common stock. Accordingly, as of the date hereof, the Registrant ceased to exist and there are no holders of record of common stock of the Registrant. PTES II has one holder of record of its common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 31, 2014

By:	/s/ Andrew Minkow
Andrew Minkow
Chief Financial Officer